Exhibit 12

Avnet, Inc.

Computation of Ratios of Earnings to Fixed Charges

	First Quarter Ended	Fiscal Years Ended
	October 3 2015	June 27, 2015	June 28, 2014	June 29, 2013	June 30, 2012	July 02, 2011
	(in thousands)
Earnings:
Income from continuing operations before tax	177,506	712,965	701,127	549,265	790,782	870,966
Add fixed charges	30,680	127,417	138,430	139,015	121,734	121,353

Total Earnings	208,186	840,382	839,557	688,280	912,516	992,319

Fixed charges:
Interest on indebtedness including amortization of debt expense	23,602	95,665	104,823	107,653	90,859	92,452
Interest component of rent expense	7,078	31,752	33,607	31,362	30,875	28,901

Total fixed charges	30,680	127,417	138,430	139,015	121,734	121,353

Ratio of earnings to fixed charges	6.8	6.6	6.1	5.0	7.5	8.2